Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: May 11, 2016

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated May 11, 2016 to the Prospectus dated April 15, 2016.

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	2.700% Notes due 2023
Currency:	USD
Size:	$2,000,000,000
Maturity:	May 18, 2023
Coupon:	2.700%
Interest Period:	Semi-Annual
Day Count Fraction:	30/360
Benchmark Treasury:	1.625% US Treasury due 4/23
Spread to Benchmark Treasury:	+125 basis points
Benchmark Treasury Yield:	1.492%
Price to Public:	99.734% of face amount
Yield to maturity:	2.742%
Proceeds (Before Expenses) to Issuer:	$1,986,680,000 (99.334%)
Interest Payment Dates:	November 18 and May 18 of each year, commencing November 18, 2016
Business Day:	New York and London
Business Day Convention:	Following Business Day
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after March 18, 2023, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption
CUSIP/ISIN:	46625HRL6/US46625HRL68
Trade Date:	May 11, 2016
Settlement Date:	May 18, 2016 (T+5)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	Danske Markets Inc Rabo Securities USA, Inc. SG Americas Securities, LLC Blaylock Beal Van, LLC Lebenthal & Co., LLC. Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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